

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

November 14, 2008

via U.S. mail and facsimile

William M. Cook, Chief Executive Officer
Donaldson Company, Inc.
1400 West 94th Street
Minneapolis, Minnesota   55431

   RE: Donaldson Company, Inc.
     Form 10-K for the Fiscal Year Ended July 31, 2008
     Filed September 26, 2008
     Schedule 14A Filed on October 6, 2008
     File No. 1-7891

Dear Mr. Cook:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, me at (202) 551-3355. For other comments, please contact Andrew Schoeffler at (202) 551-3748, or in his absence, Jennifer Hardy, Legal Branch Chief, at (202) 551-3767.

           Sincerely,

           Terence O'Brien
           Accounting Branch Chief